Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2012 Financial Results

– Conference call scheduled for Tuesday, May 15, 2012 at 8:00 AM EDT –

Beijing – May 15, 2012 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited first quarter financial results for the period ended March 31, 2012.

Financial Highlights (year-over-year comparisons to first quarter 2011)

•	Sales increased 30.3% to $6.0 million, with Bilive vaccines sales up 92.4%.

•	Gross margin was 62.2%, which included higher costs due to planned low production level of the animal vaccine facilities in conjunction with its recent launch. Without these costs gross margin would have been 65.1%.

•	Net loss attributable to common stockholders was $5.6 million, or $0.10 per basic and diluted share.

•	Cash and cash equivalents totaled $94.5 million as of March 31, 2012, compared to $104.3 million as of December 31, 2011.

Recent Business Highlights

•	The Phase III trial, which Sinovac commenced in January 2012, is currently being conducted in accordance with the protocol. Approximately 10,000 healthy volunteers have completed the two-shot inoculation schedule, and blood was collected from all volunteers on the 56th day after the first inoculation. Beginning in early March, Chinese Center for Disease Control and Prevention (China CDC) has set up three laboratories at the clinical sites being used for the Sinovac Phase III clinical trial for its proprietary inactivated EV71 vaccine against HFMD. China CDC will use these laboratories to conduct HFMD epidemic surveillance and case identification, and the data will be used to evaluate the efficacy of the Company’s novel HFMD vaccine candidate. China has entered into the hand, foot and mouth disease (HFMD) epidemic season, and according to data published by the Ministry of Health, as of April 30, 2012, over 420,000 HFMD cases were reported with 112 fatal cases, compared to approximately 170,000 reported cases with 62 fatalities in the first four months in 2011.

•	As of May 2012, the dedicated construction and equipment installation for the EV71 production plant in Changping site has been completed. Currently, the Company is conducting validation of the equipment and production process. The GMP application for the EV71 plant will be planned according to the clinical development and registration progress.

•	In May 2012, Sinovac completed negotiations with the Shanghai Centers for Disease Control and Prevention (Shanghai CDC) on the details of the Shanghai tender to supply inactivated hepatitis A vaccine in prefilled syringe form. The total volume of vaccine to be supplied is approximately 420,000 doses, sufficient for one year supply. Sinovac was selected in December 2011 by the Shanghai CDC as the sole supplier to supply prefilled syringe inactivated hepatitis A vaccine.

•	In March 2012, Sinovac was awarded the government tender to supply Healive to Mongolia. The total ordered quantity for Mongolia was approximately 191,000 doses, and two deliveries were completed in March and April.

•	According to the GMP inspection plan, the State Food and Drug Administration (SFDA) plans to conduct the official GMP inspection of Sinovac Dalian’s mumps vaccine production plant before the end of May 2012. As previously reported, Sinovac Dalian, an operating subsidiary of the Company, obtained the production license from the SFDA for its mumps vaccine in December 2011, and applied for GMP certification in March 2012.

•	In late April, Sinovac successfully passed the annual follow-up GMP inspection on the Company’s influenza vaccine production plant according to Good Manufacturing Practice for Drugs (2010 Revision), or the new GMP guidelines that came into force in 2011. The inspection was conducted by the SFDA, under the guidance and supervision of WHO experts.

•	In May 2012, Sinovac announced the appointment of Mr. Danny Chung as Chief Financial Officer. Ms. Nan Wang, who has served as interim Chief Financial Officer since August 2011, will continue as the Company’s Vice President.

•	In February 2012, Tangshan Yi’an, the subsidiary company of Sinovac which focuses on animal vaccines, obtained approval from the Ministry of Agriculture to commence the field trial for its swine Japanese encephalitis vaccine.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The positive vaccine sales trend continued in the first quarter of 2012, which represented a good start for the year as the domestic vaccine market remains favorable. The positive effects of this market can be seen especially in the sales of Bilive, our combined hepatitis A and B vaccine, which increased by 92% year over year. We attribute this increase primarily to our sales and marketing experience and capabilities accumulated and improved in the private sector of the Chinese vaccine market over the past few years. We believe our increased strength in sales and marketing in the private market will also benefit the commercialization of other key products in our pipeline. Additionally, we are pleased to see that approximately 9% of our sales this quarter were generated from international markets. As our international sales team grows and the GMP standard in China improves, the Company is well positioned to take advantage of the opportunities across international markets. In general, our team will continue executing on its strategies to expand commercialized vaccine product sales.”

Dr. Yin continued, “We are committed to advancing the development of our vaccine pipeline, which we believe will contribute to the Company’s future growth. In the first quarter of 2012, we have substantially completed the key steps of the Phase III clinical trial for our EV71 vaccine, including the inoculation of, and blood collection from, these volunteers. The HFMD epidemic situation is becoming more serious, which not only indicates how important it is to develop our vaccine, but also allows for collection of sufficient data to evaluate the efficacy of the vaccine candidate in the Phase III study. In parallel with the vaccine development, the preparation of our dedicated EV71 vaccine production plant is underway to ensure that the vaccine is ready for commercial use soon after it is approved. ”

Financial Review for First Quarter Ended March 31, 2012

An analysis of sales and gross profit is as follows:

In USD	2012Q1	% of sales	2011Q1	% of sales

Hepatitis A – Healive	1,611,576	27.0%	2,279,446	49.8%
Hepatitis A&B – Bilive	4,015,460	67.2%	2,087,382	45.5%
Hepatitis vaccines	5,627,036	94.2%	4,366,828	95.3%

Influenza vaccines	314,084	5.3%	216,406	4.7%
Animal vaccine	32,347	0.5%	-	-

Total sales	5,973,467	100%	4,583,234	100%

Cost of sales	2,255,289	37.8%	1,586,017	34.6%

Gross profit	3,718,178	62.2%	2,997,217	65.4%

Sales for the first quarter of 2012 were $6.0 million, a 30.3% increase over the same period in 2011. Hepatitis vaccines sales increased by 28.9% year-over-year to $5.6 million, with Bilive sales in the private pay market up 92.4% to $4.0 million. Influenza sales grew by 45.1% year-over-year to $314,000.

Gross profit margin in first quarter of 2012 was 62.2%, which was lower than the gross profit margin of 65.4% in the same period of last year. The planned low production level as the animal vaccine facilities ramped up in the first quarter of 2012 lowered the gross margin. If factored out of the calculation, the gross margin for first quarter 2012 would have been 65.1%. After deducting depreciation of land use rights, amortization of licenses and permits, the gross margin was 61.8% and 62.7% for the first quarter of 2012 and 2011, respectively.

Selling, general and administrative expenses for the first quarter of 2012 represented 72.3% of total sales, compared to 89.6% for the same quarter last year. The reduction of the expenses as a percentage of sales was due to higher export sales with low direct selling costs in the first quarter of 2012. The expenses as a percentage of sales was also impacted by the seasonality of the Company’s sales, which, based on historical trends, are typically lower in the first half of the year and expected to increase significantly in the second half of the year.

First quarter 2012 research and development expenses reached $7.3 million, a $5.2 million increase over the same period in 2011. The high research development expenses included $5.6 million for the ongoing EV71 clinical trial and $0.5 million for the pilot production activities underway for the mumps vaccine. Research and development expenses in the quarter reflected the continued progress of the various research and development initiatives intended to drive the Company’s pipeline products towards commercialization.

Depreciation of property, plant and equipment and amortization of licenses and permits for first quarter 2012 was $307,000, compared to $384,000 for the same period last year. Although the Company had increased depreciation due to increased additions carried forward from 2011, it benefited from much lower amortization expenses arising from fully amortized license and permits for the inactivated hepatitis A vaccine, which resulted in lower depreciation and amortization expenses in the first quarter of 2012, compared to the same quarter last year.

Total operating expenses for the first quarter 2012 were $11.9 million, compared to $6.5 million for the same quarter last year. The major driver of the higher operating expense was the increase in research and development expenses as the Company advances its pipeline vaccine candidates.

The Company’s operating loss was $8.2 million for the first quarter 2012, compared to $3.5 million for the first quarter last year.

Loss before income taxes and non-controlling interests was $7.7 million, compared to $3.4 million in the same quarter last year.

Net loss attributable to stockholders in the first quarter 2012 was $5.6 million, or $0.10 per basic and diluted share, compared to a net loss of $2.8 million, or $0.05 per basic and diluted share, for the same quarter last year.

As of March 31, 2012, cash and cash equivalents totaled $94.5 million, compared to $104.3 million as of December 31, 2011. During the first quarter of 2012, the Company utilized $3.1 million of its cash resources to contribute to its ongoing clinical trial for its proprietary EV71 vaccine. The Company intends to provide the trial with approximately additional $7 million during the remaining quarters of the year. Under the credit line arrangements already in place that cover the ongoing capital needs of the Changping site development, $2.2 million was utilized in the first quarter. Capital expenditure payments to complete the Changping site, which are covered by the same credit line arrangements, are estimated to be around $20 million in the remaining quarters of 2012 and $1.7 million in 2013.

Conference Call Details

The Company will host a conference call on Tuesday, May 15, 2012 at 8:00 a.m. EDT (May 15, 2012 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International). A replay of the call will be available from 11 a.m. EDT on May 15, 2012 to May 29, 2012 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 393969.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning May 15, 2012 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

March 31, 2012 and 2011

(Expressed in U.S. Dollars)

	March 31, 2012	December 31, 2011

ASSETS

Current assets
Cash and cash equivalents	$94,489,647	$104,286,695
Accounts receivable – net	19,230,438	17,834,407
Inventories	9,285,382	8,113,428
Prepaid expenses and deposits	1,077,517	1,804,555

Total current assets	124,082,984	132,039,085

Property, plant and equipment	77,514,169	75,627,881
Long-term inventories	5,393,502	5,248,237
Long-term prepaid expenses	377,199	408,656
Prepayments for acquisition of equipment	301,936	828,902
Deferred tax assets	424,664	419,114
Licenses and permits	1,314,423	1,336,254
Total assets	$209,408,877	$215,908,129

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$4,743,308	$4,713,498
Accounts payable and accrued liabilities	25,515,311	29,522,495
Income tax payable	3,373,589	3,351,127
Deferred revenue	332,687	429,416
Dividends payable	-	795106
Deferred research grants	1,336,190	1,830,566

Total current liabilities	35,301,085	40,642,208

Deferred government grants	2,647,577	2,277,428
Loans payable	19,453,342	17,321,327
Due to from related party	3,172,957
Deferred revenue	10,435,278	10,369,695
Total long term liabilities	35,709,154	29,968,450

Total liabilities	71,010,239	70,610,658

Commitments and contingencies

EQUITY
Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	54,804	54,774
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,773,961(2010 –54,305,961)
Additional paid-in capital	105,513,891	105,383,346
Accumulated other comprehensive income	10,541,561	9,978,325
Statutory surplus reserves	11,808,271	11,808,271
Retained earnings	(2,916,828)	2,696,227

Total stockholders' equity	125,001,699	129,920,943

Non-controlling interests	13,396,939	15,376,528

Total equity	138,398,638	145,297,471

Total liabilities and equity	$209,408,877	$215,908,129

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Income (Loss) and Comprehensive Income

(Loss)

Three months ended March 31, 2012 and 2011

(Expressed in U.S. Dollars)

	Three months ended
	December 31
	2,012	2,011
Sales	$5,973,467	$4,583,234

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $25,364 (Three months ended
March 31, 2011 - $123,981)	2,255,289	1,586,017

Gross profit	3,718,178	2,997,217

Selling, general and administrative expenses	4,320,289	4,107,332

Research and development expenses - net of
$nil (Three months ended March 31, 2011 - $73,390) in government
research grants	7,342,172	2,102,381

Depreciation of property, plant and equipment and amortization of
licenses and permits	307,443	384,182

Government grant recognised as income	(71,204)	(68,482)

Total operating expenses	11,898,700	6,525,413
Operating income (loss)	(8,180,522)	(3,528,196)

Interest and financing expenses	(214,320)	(69,697)

Interest income	597,671.00	145,374.00

Loss on disposal of equipment	-	(7,704)

Other income (expenses)	118,078	105,969

Income (loss) before income taxes and non-controlling interests	(7,679,093)	(3,354,254)

Income tax recovery (expenses)	2,902	(310,422)

Consolidated net loss	(7,676,191)	(3,664,676)

Less: loss attributable to non-controlling interests	2,063,136	869,720

Net loss attributable to stockholders	$(5,613,055)	$(2,794,956)
Net loss	$(7,676,191)	$(3,664,676)
Other comprehensive income
Foreign currency translation adjustment	646,783	839,567
Total comprehensive loss	(7,029,408)	(2,825,109)
Less: comprehensive loss attributable to non-controlling interests	1,979,589	728,475
Comprehensive loss attributable to stockholders	$(5,049,819)	$(2,096,634)

Loss per share – basic	$(0.10)	$(0.05)
– diluted	$(0.10)	$(0.05)

Weighted average number of shares of common stock outstanding

– Basic	54,608,919	54,444,077
– Diluted	54,608,919	54,444,077

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Cash Flows

Three months ended March 31, 2012 and 2011

(Expressed in U.S. Dollars)

	Three months ended
	March 31
	2012	2011
Cash flows used in operating activities

Net income (loss)	$(7,676,191)	$(3,664,676)
Adjustments to reconcile net income to net cash
provided by operating activities:
- deferred income taxes	(2,902)	310,422
- stock-based compensation	80,175	32,662
- inventory provision	85,864	-
- Provision for (recovery of) doubtful accounts	-	-
- w rite-dow n of equipment and loss on disposal	-	7,704
- unrealized foreign exchange gain	(210,581)	-
- research and development expenditures qualified for government grant	(79,113)	(73,390)
- depreciation of property, plant and equipment and amortization of licenses and permits	1,252,550	1,192,706
- deferred government grant recognized in income	(71,204)	(68,482)
accretion expenses	68,391	101,845
Changes in:
- accounts receivable	(1,285,806)	46,577
- inventories	(1,319,475)	(2,281,688)
- income tax payable	12,210	(103,393)
- prepaid expenses and deposits	782,156	(9,231)
- deferred revenue	(99,517)	(302,680)
- accounts payable and accrued liabilities	(3,404,810)	(2,878,114)

Net cash used in by operating activities	(11,868,253)	(7,689,738)

Cash flow s from (used in) financing activities
- Loan proceeds	2,023,939	-
- Proceeds from shares subscribed	3,040	-
- Exercise of stock options	47,360	284,709
- Dividends paid to non-controlling shareholder of Sinovac Beijing	(800,717)	(2,456,884)
- Loan from non-controlling shareholder of Sinovac Dalian	3,175,266	-

Net cash provided by (used in) financing activities	4,448,888	(2,172,175)

Cash flow s used in investing activities
- Prepayments for acquisition of equipment	-	(1,529)
- Acquisition of property, plant and equipment	(2,960,461)	(1,153,348)

Net cash provided used in investing activities	(2,960,461)	(1,154,877)

Exchange gain on cash and cash equivalents	582,778	407,599

Decrease in cash and cash equivalents	(9,797,048)	(10,609,191)

Cash and cash equivalents, beginning of period	104,286,695	101,585,490

Cash and cash equivalents, end of period	$94,489,647	$90,976,299

Supplem ental disclosure of cash flow inform ation:
Cash paid for interest,net of amounts capitalized	$246,076	$103,393
Cash paid for income taxes	$-	$306,017

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in
accounts payable and accrued liabilities	$8,400,432	$3,958,740